                       SECURITIES AND EXCHANGE COMMISSION



                             Washington, D.C. 20549




                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 For May 4, 2004


                      Distribution and Service D&S, Inc.
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                Avenida Presidente Eduardo Frei Montalva 8301____

                                    Quilicura
                                 ---------------

                                    Santiago
                                 ---------------
                                      Chile
                                 ---------------
                    (Address of principal executive offices)


                             Form 20-F  X         Form 40-F
                                       ---                  ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                   Yes             No  X
                                      ----           ----

                DISTRIBUCION Y SERVICIO D&S S.A. (THE "COMPANY")
                               REPORT ON FORM 6-K
                                TABLE OF CONTENTS

(1) A letter from the Company to the Chilean Superintendencia de Valores y Seguros (the "SVS") and a related information form attached thereto regarding the payment of a dividend to its shareholders.

(2) A letter from the Company to the SVS and a related information form attached thereto regarding the payment of a dividend to its shareholders.

                                                     Santiago, April 30th, 2004.


Mr.Alejandro Ferreiro Y.
Superintendent
Superintendency of Securities and Insurance
Av. Bernardo O'Higgins # 14498
SANTIAGO.


                                             Ref.: Securities Registry No. 0593.
                                             -----------------------------------
                                                        Report on Material Event
                                                        ------------------------


Of our consideration:

     Please find attached form No. 1 of letter No. 660 of the Superintendency of Securities and Insurance regarding payment of final dividend No. 37 of Ch$5 per share, to be charged to earnings of fiscal year 2003, which was approved at the General Shareholders' Meeting held on April 29, 2004. All shareholders registered in the Shareholders Registry of Distribucion y Servicio D&S S.A., as of May 4 of 2004, are entitled to this dividend, which will be distributed as from May 10, 2004.


                                                Yours truly,



                                                        MIGUEL NUNEZ SFEIR
                                                     Chief Financial Officer
                                                Distribucion y Servicio D&S S.A.

                                   FORM NO. 1
                                DIVIDEND PAYMENT

      0.01  Original Information         :  Yes            0.02  Date sent    :  04/30/2004.

-------------------------------------------------------------------------------------------------

1.    IDENTIFICATION OF THE COMPANY AND THE EVENT

                                                                 Date sent
      1.01  R.U.T.                       :  96.439.000-2   1.02  Original form:  04/30/2004.

      1.03  Company name                 :  Distribucion y Servicio D&S S.A.

      1.04  Securities Register No.      :  No. 0593.    1.05  Stock Series   :  SINGLE.

                                                                 Event ID.
      1.06  Ticker Symbol                :  D&S            1.07  Dividend     :  No. 37.

-------------------------------------------------------------------------------------------------

2.    AGREEMENT AND AMOUNT OF DIVIDEND

       2.01 Date of Agreement            :  04/29/2004.

       2.02 Approved by                  :  1.AGM

       2.03 Total Amount of Dividend     :  6.900.000.000  2.04  Currency     :  Ch$.

-------------------------------------------------------------------------------------------------

3.    ENTITLED SHARES AND SHAREHOLDERS

      3.01  Number of shares             :  1.380.000.000  3.02  Cut-off date :  05/04/2004.

-------------------------------------------------------------------------------------------------

4.    TYPE OF DIVIDEND

      4.01  Type of Dividend             :  2.Final

      4.02  Closing of Fiscal Year       :  12/31/2003.

      4.03  Form of Payment              :  1.

-------------------------------------------------------------------------------------------------

5.    CASH PAYMENT OF DIVIDEND

      5.01  Payment in cash              :  Ch$5/shr.      5.02  Currency     :  Ch$.

      5.03  Date of Payment              :  05/10/2004.

-------------------------------------------------------------------------------------------------

6.    DISTRIBUTION OF OPTIONAL DIVIDEND IN SHARES

      Not Applicable.

--------------------------------------------------------------------------------

7.    REMARKS

      The company will inform at the appropriate time about the tax treatment that shall be applied to this dividend to the shareholders.

      This dividend shall be charged to the net earnings of the fiscal year ending December 31, 2003.

      The payment of this dividend will take place in any of the following forms:

      a) For those shareholders who have requested it in writing and on time, the dividend will be deposited in the checking account or savings accounts that they have indicated, whereby a deposit tab will be sent by mail as proof of the deposit made.

      b) For those shareholders who have requested it in writing, the final dividend will be sent in the form of a check made to the order of such shareholders, by certified mail, or

      c) With checks made to the order of shareholders, which shall be picked up by a shareholder in person, or by his duly authorized representative from the offices of the Company's Stock Management Department, that is, Deposito Central de Valores S.A., (Securities Depositary) - DCV, locate in 770 Huerfanos Street, 22nd floor, in the commune of Santiago.

      The corresponding advertisement that section II of Official Memo 660 of the Superintendence of Securities and Insurance makes reference to, will be published on the 3rd of May, 2004 in El Mercurio de Santiago Newspaper.

      Distribucion y Servicio D&S S.A. is a publicly traded corporation.


                                                     MIGUEL NUNEZ SFEIR
                                                   Chief Financial Officer
                                                Distribucion y Servicio D&S S.A.

                                                   Santiago, April 30th of 2004.



Mr.Alejandro Ferreiro Y.
Superintendent
Superintendency of Securities and Insurance
Av. Bernardo O'Higgins # 14498
SANTIAGO.


                                             Ref.: Securities Registry No. 0593.
                                             -----------------------------------
                                                        Report on Material Event
                                                        ------------------------


Of our consideration:


     Please find attached form No. 1 of letter No. 660 of the Superintendency of Securities and Insurance regarding payment of final dividend No. 38 of Ch$7.5 per share, which was approved at Board Meeting No. 231 of D&S S.A., held on April 29, 2004. All shareholders registered in the Shareholders Registry of Distribucion y Servicio D&S S.A., as of May 4 of 2004, are entitled to this dividend, which will be distributed as from May 10, 2004.


                                                Yours truly,



                                                        MIGUEL NUNEZ SFEIR
                                                     Chief Financial Officer
                                                Distribucion y Servicio D&S S.A.

                                   FORM No. 1
                                Dividend Payment



     0.01    Original Information:  Yes        0.02   Date sent:    4/30/2004.

1.   IDENTIFICATION OF THE COMPANY AND THE EVENT
                                                      Date sent
     1.01    R.U.T.:           96.439.000-2    1.02   Original form: 30/04/2004.

     1.03    Company name: Distribucion y Servicio D&S S.A.

     1.04    Securities Register No. : No. 0593. 1.05    Stock Series:   SINGLE.

                                                                    Event ID.
     1.06    Ticker Symbol:    D&S             1.07 Dividend:       No. 38.


2.         AGREEMENT AND AMOUNT OF DIVIDEND

     2.01    Date of Agreement:  29/04/2004.

     2.02    Approved by :     3. Board Meeting

     2.03    Total Amount
                of Dividend:   10,350,000,000    2.04 Currency:      Ch $.


3.   ENTITLED SHARES AND SHAREHOLDERS

     3.01    Number of shares:   1,380,000,000.  3.02  Cut-off date: 04/05/2004.


4.   TYPE OF DIVIDEND

     4.01    Type of Dividend:   1.

     4.02    Closing of Fiscal
                Year:            12/31/2004.

     4.03    Form of Payment:    1. Cash


5.   CASH PAYMENT OF DIVIDEND

     5.01    Payment in cash:    $7,5/shr.       5.02  Currency:     Ch $.

     5.03    Date of Payment:    05/10/2004.

6.   DISTRIBUTION OF OPTIONAL DIVIDEND IN SHARES

     Not applicable.


7.   REMARKS


     The company will inform at the appropriate time about the tax treatment that shall be applied to this dividend to the shareholders.

     This dividend shall be charged to the net earnings of the fiscal year ending December 31, 2004.

     The payment of this dividend will take place in any of the following formats:

     a) For those shareholders who have requested it in writing and on time, the dividend will be deposited in the checking account or savings accounts that they have indicated, whereby a deposit tab will be sent by mail as proof of the deposit made.

     b) For those shareholders who have requested it in writing, the final dividend will be sent in the form of a check made to the order of such shareholders, by certified mail, or

     c) With checks made to the order of shareholders, which shall be picked up by a shareholder in person, or by his duly authorized representative from the offices of the Company's Stock Management Department, that is, Deposito Central de Valores S.A., (Securities Depositary)- DCV, located in 770 Huerfanos Street, 22nd floor, in the commune of Santiago.

     The corresponding advertisement that section II of Official Memo 660 of the Superintendence of Securities and Insurance makes reference to, will be published on the 3rd of May, 2004 in El Mercurio de Santiago Newspaper.


     Distribucion y Servicio D&S S.A. is a publicly traded corporation.








                                                   MIGUEL NUNEZ SFEIR
                                           Administration and Finance Manager
                                            Distribucion y Servicio D&S S.A.

DISTRIBUCION Y SERVICIO D&S S.A.





                                   SIGNATURES






Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                          DISTRIBUCION Y SERVICIO D&S S.A.

                                          By:/s/ Miguel Nunez
                                             -----------------------
                                             Chief Financial Officer






Dated:  May 4, 2004